Exhibit 3

Amendment to By-laws of Constellation Energy Group, Inc.

Section 2 of Article II of the by-laws of Constellation Energy Group, Inc. shall be amended and restated in its entirety to read as follows:

Section 2. - Annual Meetings.

The Annual Meeting of the stockholders for the election of directors and for the transaction of general business shall be held on any date during the period of May 1 through May 31, as determined year to year by the Board; provided, that the Annual Meeting of the stockholders for the year 2008 shall be held on any date during the period June 30 through July 30, 2008, as determined by the Board.  The time and location of the meeting shall be determined by the Board.  Failure to hold an Annual Meeting does not invalidate the Corporation’s existence or affect any otherwise valid corporate acts.

The Chief Executive Officer of the Corporation shall prepare, or cause to be prepared, an annual report containing a full and correct statement of the affairs of the Corporation, including a balance sheet and a financial statement of operations for the preceding fiscal year, which shall be submitted to the stockholders at or prior to the Annual Meeting.